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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 OR 15d-16 under the Securities Exchange Act of 1934

For the month of January 2003

Imperial Tobacco Group PLC
(Translation of registrant's name into English)

Upton Road
Bristol
BS99 7UJ
England
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  ☒ Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  ☐  No  ☒

Attached to this 6-K are the following items:

Exhibit

1.
Notice of Directors' Interests—January 7th

2.
Announcement regarding—SMUGGLING OF IMPERIAL TOBACCO CIGARETTES CUT BY HALF

3.
Announcement regarding Customs search

4.
Further announcement regarding Customs search

5.
Notice of Directors' Interests—January 22nd

6.
Notice of Directors' Interests—January 24th

7.
Notice of Directors' Interests—January 29th

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC (Registrant)
Date: February 3, 2003	By:	/s/ TREVOR M. WILLIAMS Trevor M. Williams Assistant Company Secretary

Imperial Tobacco Group PLC ("the Company")

Directors' Interests

        Following achievement of the performance criterion in respect of the Fourth Annual Award made under the Imperial Tobacco Long Term Incentive Plan ("LTIP") on 29 November 1999, the directors listed below were granted on 6 January 2003 the following nil cost options over the Company's ordinary shares of 10 pence each.

        Under the terms of this LTIP award, vesting is on a sliding scale depending on Total Shareholder Return ("TSR") achieved over the period of the award. No vesting occurs unless the Company's TSR exceeds that of the bottom 50% of the companies constituting the FTSE 100 Index ("the Index") as at 29 November 1999. At this performance threshold, 30% of the conditional award vests. If TSR exceeds the bottom 80% of the Index, the award vests in full; between these thresholds vesting is on a straight line basis.

        In respect of the performance period for the Fourth Annual Award, the Company out-performed all other companies constituting the Index. Therefore the conditional award now vests in full.

        Vesting takes the form of a grant of a nil cost option exercisable at any time until the seventh anniversary of its date of grant.

DIRECTOR	AWARD VESTING/ OPTIONS GRANTED
Gareth Davis	63,226
Robert Dyrbus	37,152

R C Hannaford
Company Secretary

SMUGGLING OF IMPERIAL TOBACCO CIGARETTES CUT BY HALF

        Imperial Tobacco today (10 January 2003) reassured the Public Accounts Committee that the concerns raised in its retrospective report on tobacco smuggling, had already been addressed. Latest estimates show that measures taken by the company over the last three years, in conjunction with HM Customs & Excise, have cut smuggling of Imperial Tobacco's cigarettes into the UK by more than 50 per cent.

        Gareth Davis, chief executive of Imperial Tobacco, said: "Today's report is based on historical data and does not reflect the high level of co-operation that exists at all levels with HM Customs & Excise. Customs confirm they are satisfied that they are receiving all the information they require from Imperial Tobacco, and we are happy for this to be passed to the Comptroller and Auditor General. Furthermore, we fully expect to sign a Memorandum of Understanding in the near future, that builds on those already in place."

        Since 1997 Imperial Tobacco has not entered any market where international cigarette brands were not already sold. The company has also introduced a range of anti-smuggling measures, which included:

  •
  Unilaterally stopping trade with some 30 distributors when evidence of smuggling emerged.

  •
  Carrying out stringent pre- and post-supply checks on exports.

  •
  Introducing new pack coding systems that identified destination markets, customers, production machine numbers and date of manufacture.

  •
  Strengthening protocols for the routine exchange of data with HM Customs & Excise.

        Gareth Davis warned that, although the fall in overall cigarette smuggling was encouraging, it would remain a major problem due to the UK's high tobacco tax regime. He said: "The actions we have taken in conjunction with Customs have cut seizures of our cigarettes by more than half, but only the Government can tackle the root cause of smuggling, which is the excessively high level of UK tobacco tax."

        For further information please contact:

Frank Rogerson	Corporate Affairs Director	0117 933 7533
Liz Buckingham	Group PR Manager	0117 933 7533
Nicola Lindsay	Investor Relations Manager	0117 933 7533
Out of hours:		07974 982 453
Andrew Silverman

Notes to Editors

  •
  Imperial Tobacco is the world's fourth largest international tobacco company by volume, which markets and sells a range of cigarettes, cigars, roll your own and pipe tobaccos, rolling papers and snuff in over 100 markets worldwide.

  •
  Imperial Tobacco's cigarette portfolio includes many great brand names, such as Lambert & Butler, Regal, Superkings, Embassy, West, Davidoff, R1, Excellence and Horizon.

  •
  The Drum, Van Nelle and Golden Virginia brands have given Imperial Tobacco world leadership of the roll your own tobacco market, while Rizla continues to lead the world rolling papers market.

  •
  Since it became an independent company in 1996, Imperial Tobacco has transformed into a multi-national tobacco business with strengths in all the major regions of the world. With 36 manufacturing sites, it operates in over 100 markets worldwide, sells over 120 brands and employs around 17,500 people.

  •
  Imperial Tobacco has proven integration capability and over the last five years has made seven significant acquisitions: Rizla, Van Nelle Tabak, a portfolio of Australasian brands, Efka, Baelen, Mayfair Vending and Tobaccor. The acquisition of Reemtsma in May 2002 was Imperial Tobacco's eighth major acquisition since 1997.

  •
  The acquisition of Reemtsma marked a strategic evolution of Imperial Tobacco's business and confirmed its position in the top tier of International tobacco companies.

  •
  Imperial Tobacco's strategy is to create sustainable shareholder value by growing its international operations, both organically and through acquisition, while continuing to strengthen its domestic market positions in the UK and Germany.

  •
  Imperial Tobacco is the UK's leading tobacco company and its powerful brand portfolio includes number one brands in the UK in each of four product categories: Lambert & Butler (cigarettes), Golden Virginia (roll your own tobacco), St Bruno (pipe tobacco) and Rizla (rolling papers).

Imperial Tobacco Group PLC

        The Company is aware that officers of German Customs Authorities this morning are searching the offices of its Reemtsma subsidiary in Hamburg. The Company understands that the officers are investigating alleged foreign trading and related violations by Reemtsma, prior to ownership by Imperial Tobacco Group PLC. A number of Reemtsma managers, including Mr Manfred Haussler, the Sales and Marketing Director of Imperial Tobacco Group PLC have been charged in connection with this investigation.

        Imperial Tobacco will co-operate fully with the Authorities in their investigation. Until further details emerge the Company is not in a position to comment further.

Imperial Tobacco Group PLC and Reemtsma GmbH

        Imperial Tobacco must correct current media reports.

        Neither Mr Manfred Haussler, Sales & Marketing Director of Imperial Tobacco PLC, nor any other employee of either Reemtsma GmbH or Imperial Tobacco has been arrested in connection with the investigation launched in Germany today by German Customs Authorities concerning alleged trading violations or breach of UN sanctions against Iraq.

        Imperial Tobacco would also like to confirm that it does not sell cigarettes to Iraq, either directly or indirectly, nor has Mr Haussler been implicated in the sale of cigarettes to Iraq.

        As stated in the Company's announcement (RNS Number 1345G) dated 14 January 2003, the Company is aware that officers of German Customs Authorities are investigating alleged foreign trading and related violations by Reemtsma, prior to ownership by Imperial Tobacco Group PLC.

        Imperial Tobacco will co-operate fully with the Authorities in their investigation.

        The Company cannot make any further comment until further details are available.

        14 January 2003: 1910

        Notification of Directors' Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

        Gareth Davis, Robert Dyrbus and Manfred Haussler (together, "the Directors").

        Imperial Tobacco Group PLC has today been informed that the Trustees of the Imperial Tobacco Group PLC Employee and Executive Benefit Trust (the Trust) disposed of ordinary shares of 10p each in the Company as detailed below and the Directors being potential beneficiaries under that Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Disposed of	Number Disposed of
15 January 2003	383

        The above disposal was the result of the Trust transferring shares a participant in the Company's Long Term Incentive Plan who exercised their option.

        As a result of the above, the Trust's holding on 15 January 2003 was a total of 607,261 ordinary shares of 10p each in the Company.

T M Williams
Assistant Company Secretary

        Notification of Directors' Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

        Gareth Davis, Robert Dyrbus and Manfred Haussler (together, "the Directors").

        Imperial Tobacco Group PLC was today advised that the Trustees of the Company's Employee and Executive Benefit Trust disposed of ordinary shares of 10p each in the Company as detailed below and the Directors being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Disposed of	Number Disposed of
23 January 2003	100,378

        The above disposal was the result of the Trust transferring ordinary shares of 10p each in the Company to two participant Directors in the Company's Long Term Incentive Plan (LTIP) following the exercise of nil cost options granted on 6 January 2003 upon the satisfaction of the performance conditions.

        These shares were previously shown as contingent rights for each Director.

Name	Number of options exercised and shares acquired
Mr Gareth Davis	63,226
Mr Robert Dyrbus	37,152

        As a result of the above, the Employee and Executive Benefit Trust now holds a total of 506,883 ordinary shares of 10p each in the Company.

T M Williams
Assistant Company Secretary

        Notification of Directors' Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

        Gareth Davis, Robert Dyrbus and Manfred Haussler (together, "the Directors").

        Imperial Tobacco Group PLC was today advised that the Trustees of the Company's Employee and Executive Benefit Trust disposed of ordinary shares of 10p each in the Company as detailed below and the Directors being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Disposed of	Number Disposed of
28 January 2003	96,438

        The above disposal was the result of the Trust transferring ordinary shares of 10p each in the Company to two participant Directors in the Company's Share Matching Scheme following the vesting of awards.

        These shares were previously shown as contingent rights for each Director.

Name	Number of shares transferred
Mr Gareth Davis	58,852
Mr Robert Dyrbus	37,586

        As a result of the above, the Employee and Executive Benefit Trust now holds a total of 410,445 ordinary shares of 10p each in the Company.

T M Williams
Assistant Company Secretary

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SIGNATURES
  Imperial Tobacco Group PLC ("the Company")
  Directors' Interests
  SMUGGLING OF IMPERIAL TOBACCO CIGARETTES CUT BY HALF
  Imperial Tobacco Group PLC
  Imperial Tobacco Group PLC and Reemtsma GmbH